UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LivePerson, Inc.

(Name of Issuer)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

538146101

(CUSIP Number)

Alexander R. Slusky

Vector Capital Management, L.P.

650 California St, 32nd Floor

San Francisco, CA 94108

(415) 293-5000

Copy to:

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

(415) 856-7000

Attention: Steve Camahort and Dana Kromm

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Alexander R. Slusky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 20, 2024, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer pursuant to which the parties agreed to collaborate regarding, among other things, board refreshment, including that (i) the Issuer will take all necessary steps to nominate Dan Fletcher for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”), as one of the Issuer’s two nominees for Class III directors, and (ii) immediately following the conclusion of the 2024 Annual Meeting, the Board will take all necessary steps to appoint to the Board one mutually agreed candidate selected from a previously mutually agreed pool of 2 potential candidates (the “Mutual Candidates”) or pursuant to the terms of the Cooperation Agreement, a mutually agreed alternate candidate, which candidate shall be an “Independent Director” pursuant to the Nasdaq Stock Market LLC’s listing standards (or the applicable requirement of such other national securities exchange designated as the primary market on which the Issuer’s Common Stock is listed for trading).

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain customary standstill restrictions (including, but not limited to, acquiring any securities, assets or indebtedness of the Issuer, nominating, seeking or encouraging any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors, submitting or seeking any stockholder proposal for consideration before any stockholder meeting, or soliciting any proxy, consent or other authority to vote from stockholders), effective as of the date of the Cooperation Agreement and terminating on the earliest of (i) December 31, 2025, (ii) upon a consummation of an Extraordinary Transaction (as defined in the Cooperation Agreement) and (iii) the Reporting Persons electing to terminate the Cooperation Agreement in the event of certain events of nonperformance as set forth in the Cooperation Agreement (such period, the “Cooperation Period”).

The Reporting Persons also agreed to vote all of their shares of the Issuer’s Common Stock at each stockholder meeting during the Cooperation Period (i) in favor of the nominees for director recommended by the Board and (ii) in accordance with the Board’s recommendation with respect to all other proposals presented at such stockholder meeting; provided, however, that the Reporting Persons shall be permitted to vote in their sole discretion on any proposal of the Issuer relating to an Extraordinary Transaction or any shareholder rights plan or similar plan, including the Issuer’s Tax Benefits Preservation Plan, dated January 22, 2024 (the “Tax Benefits Preservation Plan”), so long as the Issuer has been first given a reasonable opportunity to provide the Reporting Persons with information describing the reasons for any Board recommendation prior to any such vote by the Reporting Persons.

The Reporting Persons and the Issuer also made certain customary representations and agreed to not disparage or sue the other party, subject to certain exceptions.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentages reported in this Schedule 13D are based on 89,019,738 shares of the Issuer’s Common Stock issued and outstanding on August 2, 2024, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, filed on August 7, 2024.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 20, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

ITEM 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description

Exhibit 99.1	Cooperation Agreement, dated October 20, 2024, by and among LivePerson, Inc., Vector Capital VI, L.P., Vector Capital Management, L.P. and Vector Capital, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

VECTOR CAPITAL VI, L.P.

By: Vector Capital Partners VI, L.P., its General Partner
By: Vector Capital Partners VI, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL MANAGEMENT, L.P.

By: Vector Capital, L.L.C., its General Partner

/s/ Alexander R. Slusky
Alexander R. Slusky, Managing Member

VECTOR CAPITAL, L.L.C.

/s/ Alexander R. Slusky
Alexander R. Slusky, Managing Member

/s/ Alexander R. Slusky
Alexander R. Slusky